UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA ANNOUNCES DONATIONS
Medellín, Colombia, December 4, 2007
BANCOLOMBIA S.A. (“Bancolombia”) announces that as of today it made donations in a total amount of Ps 14,722,447,991.85. The donations were duly authorized at the General Shareholders Meeting and by the Board of Directors of Bancolombia. Bancolombia expects to obtain tax benefits, in accordance with the terms of the current Colombian tax regulations.
Below is a list of the donated assets, their value and the name of the beneficiary entities. The following beneficiaries contributed to the social development, protection and welfare, culture, civic-mindedness, charity, health and/or education of Colombia. Bancolombia does not have any commercial relationship with any of the listed beneficiaries.

ADDRESS	LOCATION	BENEFICIARY	VALUE IN Ps.
PARCELACION COLINAS DE NIZA LOTES 30	El Cerrito	Universidad de la Sabana	$55,274,606.00
LOTE B1 BARANOA ATLANTICO	Baranoa	Universidad de la Sabana	$227,656,922.00
CLLE 19 CRAS 6 y 7 BARRIO COLON	Montería	Fundación Universitaria del Área Andina	$20,464,948.00
Carrera 65 # 43 A 27	Rionegro	Fundación Universitaria del Área Andina	$193,082,269.00
Carrera 18 # 82-15	Bogotá	Fundación Universitaria del Area Andina	$1,148,214,583.00
Carrera 26 No 26 32	Tuluá	Escuela de Ingeniería de Antioquia	$498,741,143.00
LOTE LA MONTAÑITA VDA LA PA	Sonsón	Fundación Universitaria del Área Andina	$2,807,416.00
BODEGA CARRERA 24 No 71-48	Bogotá	Fundación Universitaria del Área Andina	$306,497,950.00
BODEGA CRA.15 No8-49/55/57	Bogotá	Universidad Sergio Arboleda	$396,696,353.00
LOTE 2 SECTOR III SUPERMANZANA 8 CORREGIMIENTO DE CHIPAYA	Jamundi	Universidad Sergio Arboleda	$18,386,977.00
CARRERA 51B LOTE 25 C 2 SECTOR COSTA AZUL	Pto Cbia	Universidad Sergio Arboleda	$262,489,613.00
CASA CALLE 8 No 9-26 ESQUIN	Fundación	Escuela de Ingeniería de Antioquia	$135,532,602.00
LOTE ZONA 1 AV SUBA CALLE 1	Bogotá	Escuela de Ingeniería de Antioquia	$2,908,622,573.00
CALLE 38 # 54 A 35 PRQ 72 ST 1	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PRQ 68 ST 1	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PRQ 68 ST 1	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PRQ 39 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PRQ 37 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PRQ 36 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PRQ 35 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PRQ 28 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PRQ 27 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PQR 17 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PQR 19 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PQR 21 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PQR 22 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PQR 24 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PQR 25 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
CALLE 38 # 54 A 35 PQR 26 ST 2	Rionegro	Escuela de Ingeniería de Antioquia	$5,492,067.00
MANGA DE LA CAPILLA	El Retiro	Fundación Universitaria del Area Andina	$153,879,084.00
CALLE 44 B # 48 62 SEGUNDO	Sta Barbara	PISA	$13,153,289.00
CALLE 5 D # 5 ESTE 64 CASA 2 INTERIOR 160	Medellín	Fundación Proamar	$18,653,712.00
CALLE 5 D # 5 ESTE 64 CASA 196	Medellín	Universidad Sergio Arboleda	$18,044,973.00
VEREDA LOS ROSALES	Marinilla	Fundación Universitaria del Área Andina	$56,305,038.00
CARRERA 64 A # 25 68 PRQ 18	Itagüí	Escuela de Ingeniería de Antioquia	$1,141,176.00
CALLE 45 # 48 48	Sta Barbara	PISA	$20,678,566.00
CALLE 39 DB # 115 91	Medellín	Parroquia Las Bienaventuranzas	$8,809,245.00
PARCELACION ELYARUMO LOTE 127	La Ceja	Escuela de Ingeniería de Antioquia	$70,382,585.00
CALLE 44 B # 48 68 PISO 2	Sta Barbara	PISA	$12,576,882.00
CALLE 6A #5H-19 APTO102 INT20	Soacha	Universidad Sergio Arboleda	$29,290,873.00
CARRERA 4a #10-75 Etapa 1 Parqu	Soacha	Universidad de la Sabana	$3,258,346.00

ADDRESS	LOCATION	BENEFICIARY	VALUE IN Ps.
CARRERA 4a #10-75 Etapa 1 Parqu	Soacha	Universidad de la Sabana	$3,258,346.00
CARRERA 4a #10-75 Etapa 1 Parqu	Soacha	Universidad de la Sabana	$3,258,346.00
CARRERA 4a #10-75 Etapa 1 Parqu	Soacha	Universidad de la Sabana	$3,683,347.00
CARRERA 4a #10-75 Etapa 1 Parqu	Soacha	Universidad de la Sabana	$3,683,347.00
CARRERA 4a #10-75 Etapa 1 Parqu	Soacha	Universidad de la Sabana	$3,683,347.00
CARRERA 4a #10-75 Etapa 2 Parqu	Soacha	Universidad de la Sabana	$3,258,346.00
CARRERA 4a #10-75 Etapa 2 Parqu	Soacha	Universidad de la Sabana	$3,966,681.00
CARRERA 4a #10-75 Etapa 2 Parqu	Soacha	Universidad de la Sabana	$3,683,347.00
Lote #2C-B (Pate Antigua Hnda 1)	Usme	Universidad Sergio Arboleda	$1,025,724,996.00
Calima -Darien	Calima	Escuela de Ingeniería de Antioquia	$44,378,560.00
LOTE 5B K77 ACERA NORTE VIA AL MAR	Tubará	Fundación Universitaria del Area Andina	$40,568,010.00
CALLE 27 # 20 37 BARRIO DE MANGA	Cartagena	Universidad de la Sabana	$1,384,232,345.00
CONJ RES MIRADOR DE ZARAGOCILLA APTO 102 M F T1	Cartagena	Universidad de la Sabana	$18,410,367.00
PUNTA CANOA/ LA BOQUILLA	C/gena	Escuela de Ingeniería de Antioquia	$125,333,071.00
No 216 LA CASTELLANA	Montería	Universidad Sergio Arboleda	$10,973,305.00
CRA.6 No 62-54 LOCAL 227	Montería	Universidad de la Sabana	$42,560,660.00
CARRERA 14 # 43 - 36	B/manga	Escuela de Ingeniería de Antioquia	$48,456,901.00
CARRERA 11 ENTRE CALLES 41 Y 42 (EDIFICIO ESQUINERO)	Pereira	Fundación Universitaria del Área Andina	$207,140,588.00
CARRERA 10 # 44 161 CUARTO LOTE	Pereira	Fundación Universitaria del Área Andina	$207,140,588.00
CRA 15 N 8-38 APTO 501	Pereira	Universidad Sergio Arboleda	$91,643,287.00
CALLE 25 # 22 19 OFICINA 603 PARQ 5 Y 13	Manizales	Corporación Cívica de Caldas	$66,275,650.00
Carrera 19 # 2-02.	Manizales	Escuela de Ingeniería de Antioquia	$159,838,728.00
CARRERA 14 23-25 LOCAL 2	Armenia	Fundación Universitaria del Área Andina	$127,490,760.00
NUEVO HORIZONTE MANZANA 11 CASA 6	Armenia	Fundación Universitaria del Area Andina	$22,104,123.00
CRA 15 18-50 APTO. 901	Armenia	Fundación Universitaria del Área Andina	$175,404,369.00
Calle 19 22-105 Lote PH1D	Girardot	Fundación Universitaria del Area Andina	$52,574,322.00
Calle 19 22-105 Lote PH1E	Girardot	Fundación Universitaria del Área Andina	$144,595,610.00
CLL 11 21-102 Lote PM etapa 2	Girardot	Universidad de la Sabana	$49,113,414.00
CLL 11 21-102 Lote PM - 3V	Girardot	Universidad de la Sabana	$196,453,656.00
Apto. 406 Blq. 2	Girardot	Escuela de Ingeniería de Antioquia	$32,686,414.00
APARTAMENTO 105 CONJUNTO SANTA MONICA-GIRARDOT	Girardot	CAF	$16,659,448.00
LOCAL 4 CENTRO COMERCIAL LAS MERCEDES-GIRARDOT	Girardot	Fundación Universitaria del Area Andina	$19,992,434.00
KMT. 78 VIA PANAMERICANA FINCA FELIZ (REMOLINO)	Taminango	Universidad Sergio Arboleda	$44,180,077.00
TERRAZAS DE BRICEÑO	Briceño	Universidad Sergio Arboleda	$157,600,938.00
CALLE 31 # 16 91/99 BL. 10 APTO 137	Tunja	Escuela de Ingeniería de Antioquia	$300,035,084.00
DIAGONAL 37 EDIFICIO TERMINAL DE TRANSPORTE LOCALES 8B,9B,10B,11B	Cartagena	Universidad Sergio Arboleda	$166,509,808.00
CARRERA 5F, 5 g,Zona Verde N?mero 4	Usme	Universidad Sergio Arboleda	$255,886,674.00
CALLE 8 B SUR #12-66, Carrera 13 Nro. 8 A Sur 04 - Sur	Soacha	ICAL	$58,782,372.00
MANANTIALES-SECTOR PALENQUE LOTE 4	Medellín	Escuela de Ingeniería de Antioquia	$238,037,606.00
KILOMETRO 3 VIA GIRARDOT — TOCAIMA	Girardot	UNIVERSIDAD DE LA SABANA	$646,947,593.64
CARRERA 44 # 37-19 TERCER PISO	Barranquilla	FUNDACIÓN UNIVERSIDAD DEL AREA ANDINA	$410,462,459.40
CARRERA 44 # 37-19 CUARTO PISO	Barranquilla	FUNDACIÓN UNIVERSIDAD DEL AREA ANDINA	$410,462,459.40
Carrera 3 N° 2-55, local 102	San Andres	Universidad ICESI	$1,026,801,411.41
TOTAL			14,722,447,991.8494

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 4, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance